

Mail Stop 3561

May 19, 2016

Derek J. Kerr
Chief Financial Officer
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

> **Re:** **American Airlines Group Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-08400**

Dear Mr. Kerr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Financial Statements

Notes to Consolidated Financial Statements of American Airlines Group Inc.

10. Income Taxes, page 137

1. Based upon your disclosures on page 9 and 23, we note you derive approximately 30% of your total operating revenues in 2015 from foreign operations. Please be advised that Rule 4-08(h) of Regulation S-X requires the components of income (loss) before income tax expense and income tax expense be disclosed as either domestic or foreign in the income statement or notes to the consolidated financial statements. Please revise to comply or advise us of why you are not required to do so.

2. We note from your disclosure on page 138 that after considering all positive and negative evidence, including the completion of certain critical merger integration milestones as

well as your financial performance, you concluded that substantially all of your deferred income tax assets were more likely than not to be realized. This resulted in a $3 billion non-cash tax benefit recorded in your income statement for 2015. Given the significance of the reversal, please tell us and revise the critical accounting policy related to income taxes in MD&A to discuss in greater detail the nature of the positive and negative evidence considered by management in determining the likelihood the deferred tax asset will be realized in these circumstances. The enhanced disclosure should provide sufficient information to enable a reader to evaluate the quality of the deferred tax asset. Such information may include use of tax planning strategies, expectations for future income, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure